Management's Discussion and Analysis

For the three and six months ended June 30, 2023

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") for the three and six months ended June 30, 2023 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 9, 2023, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and the ability to deploy capital.

Highlights - Second Quarter of 2023

  24,645 gold equivalent ounces ("GEOs1") earned (22,243 GEOs in Q2 20222);
  Revenues from royalties and streams of $60.5 million ($51.5 million in Q2 2022);
  Cash flows generated by operating activities3 of $47.4 million ($35.0 million in Q2 2022);
  Net earnings3 of $18.0 million, $0.10 per basic share ($18.1 million, $0.10 per basic share in Q2 2022);
  Adjusted earnings4 of $32.6 million, $0.18 per basic share4 ($25.7 million, $0.14 per basic share in Q2 2022);
  Publication of the 2023 Asset Handbook and third edition of the Company's sustainability report, Growing Responsibly;
  Closing of the CSA silver and copper streams by Osisko Bermuda Limited;
  Amendment of the Gibraltar silver stream; and
  Declaration of a quarterly dividend of $0.06 per common share, an increase of 9% over the previous quarter, paid on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

Highlights - Subsequent to June 30, 2023

  Appointment of Mr. Paul Martin as Interim Chief Executive Officer;
  Closing of the gold and copper royalty investment in relation to the Costa Fuego Project; and
  Declaration of a quarterly dividend of $0.06 per common share payable on October 16, 2023 to shareholders of record as of the close of business on September 29, 2023.

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver ounces earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Three months ended June 30, 2022 ("Q2 2022").

3 From continuing operations.

4 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Corporate Update

On July 5, 2023, the Company announced the appointment of Mr. Paul Martin, an experienced mining executive, as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh. Osisko's Board of Directors has commenced a search for a new permanent President and Chief Executive Officer.

Osisko also announced that Mr. Sean Roosen was transitioning from his role as Executive Chair of the Board to non-Executive Chair of the Board.

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Gold

Canadian Malartic royalty	8,836	8,721	16,438	16,833
Eagle Gold royalty	2,046	1,539	4,047	3,143
Éléonore royalty	1,399	1,170	2,967	2,190
Island Gold royalty	714	446	1,636	1,098
Seabee royalty	447	1,087	993	1,895
Ermitaño royalty	481	347	952	869
Lamaque royalty	370	343	844	790
Pan royalty	412	410	832	778
San Antonio stream	149	-	519	-
Matilda stream	-	196	-	313
Bald Mountain royalty	220	186	509	466
Others	261	455	697	924
	15,335	14,900	30,434	29,299

Silver

Mantos Blancos stream	3,715	2,334	7,098	4,108
CSA stream (i)	1,527	-	1,527	-
Sasa stream	1,000	1,017	1,957	2,044
Gibraltar stream	581	601	1,201	1,092
Canadian Malartic royalty	54	69	117	163
Others	64	73	104	132
	6,941	4,094	12,004	7,539
Diamonds

Renard stream (ii)	2,414	2,934	5,122	5,959
Others	7	27	48	77
	2,421	2,961	5,170	6,036
Other metals

Kwale royalty and others (iii)	(52)	288	148	645

Total GEOs	24,645	22,243	47,756	43,519

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (ii)	24,645	22,243	47,756	40,494

(i) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. The 1,527 GEOs represent the silver ounces earned from February 1, 2023 to June 15, 2023. Revenues related to these ounces are expected to be recognized in the third quarter of 2023 when the silver ounces will be sold.

(ii) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

(iii) The negative amount for the three months ended June 30, 2023 is due to an historical adjustment made by the operator.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Gold(i)	$1,976	$1,871	$1,932	$1,874
Silver(ii)	$24.13	$22.60	$23.31	$23.32

Exchange rate (US$/Can$)(iii)	1.3428	1.2768	1.3477	1.2715

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at June 30, 2023, Osisko owned a portfolio of 164 royalties, 14 streams and 3 offtakes, as well as 7 royalty options. Currently, the Company has 23 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	15	8	-	23
Development	14	6	2	22
Exploration and evaluation	135	-	1	136
	164	14	3	181

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	87.5% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Macassa Teck-Hughes	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Tintic	Osisko Development Corp.	2.5% stream	All metals	USA

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil
CSA	Metals Acquisition Limited	100% stream 2.25 - 4.875% stream(iv)	Ag Cu	Australia
Dolphin Tungsten(v)	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Kwale	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, Zircon	Kenya
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Matilda(vi)	Wiluna Mining Corporation	1.65% stream	Au	Australia
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(vii)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Kandiole	Roscan Gold Corp.	1% NSR royalty	Au	Mali
Magino(viii)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Marban	O3 Mining Inc.	0.435-2% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Pine Point	Osisko Metals Incorporated / Appian Natural Resources Fund III LP	3% NSR royalty	Zn	Canada
San Antonio	Osisko Development Corp.	15% stream	Au, Ag	Mexico
Spring Valley(ix)	Waterton Global Resource Management	0.5 - 3% NSR royalty	Au	USA
Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	Highland Copper Company Inc. / Kinterra Copper USA LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Windfall	Osisko Mining Inc. / Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iii) Gross revenue royalty ("GRR").

(iv) The effective date of the CSA copper stream is June 15, 2024.

(v) In July 2023, Group 6 Metals Limited announced that commercial production of tungsten was achieved at the Dolphin Tungsten mine and the first concentrate was produced and exported. Osisko expects to receive its first royalty payment in the fourth quarter of 2023.

(vi) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022.

(vii) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(viii) The 3% NSR royalty covers a very small portion of the current proposed mine plan.

(ix) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Royalty, Stream and Offtake Interests Transactions

Silver stream - CSA mine

In June 2023, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company, closed the previously announced silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited ( "Metals Acquisition") concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million) (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The CSA Silver Stream is effective as of February 1, 2023. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

Metals Acquisition has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed the previously announced copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction. Deliveries under the CSA Copper Stream will commence on June 15, 2024.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million). Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Silver Stream and the CSA Copper Stream, Osisko Bermuda subscribed for US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Gibraltar silver stream amendments

On June 29, 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation, giving Taseko an effective 87.5% interest. Osisko and Taseko have amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko have also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid total consideration of US$10.25 million ($13.6 million) to Taseko, and committed to help support ongoing Environmental, Social and Governance ("ESG") initiatives at Gibraltar with $50,000 per year for the following three years.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Update on Main Producing Assets

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine which is located in Malartic, Québec. On March 31, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") closed its previously announced acquisition of Yamana Gold Inc.'s ("Yamana Gold") Canadian assets, including the other half of the Canadian Malartic mine Agnico Eagle did not already own. The acquisition provides Agnico Eagle with full operational control of the Canadian Malartic mine during the remaining development period of the Odyssey underground project, and with the opportunity to utilize future additional mill capacity at the mine given Agnico Eagle's extensive operations and strategic land positions in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR royalty on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2023

On February 16, 2023, Agnico Eagle reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic for the year 2023 (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico Eagle for the first three months of 2023 and 100% ownership by Agnico Eagle for the last nine months of the year). The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex.

Update on operations

On July 26, 2023, Agnico Eagle reported gold production in the second quarter of 2023 of 177,755 ounces compared to 174,372 ounces in the second quarter of 2022. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tonnes per day ("tpd") in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

On June 28, 2023 the Canadian Malartic Complex reached a milestone by pouring its seven millionth gold ounce since achieving commercial production in 2011. With the Canadian Malartic Pit exhausted, all the open pit ore is sourced from the Barnat pit going forward. Work has commenced to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024.

Regarding the Odyssey underground mine, approximately 60% of the surface construction has been completed with approximately US$429 million spent on construction and development activities through June 30, 2023. As at June 30, 2023, approximately 60 metres of the shaft had been sunk, with approximately 50 metres of that concrete-lined. Shaft sinking activities increased through the quarter, with the ongoing commissioning of shaft sinking equipment. Production via the ramp from Odyssey South totaled 6,750 ounces of gold for the second quarter of 2023. The commissioning of the paste plant is expected to be completed in the third quarter 2023, which will facilitate the production ramp-up to the design rate of 3,500 tpd in 2024.

The extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones. Agnico Eagle continues to drill to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones. The next phase of surface construction and underground mine development is on schedule, with a focus on initiating production from East Gouldie via ramp and shaft in 2027. The main hoist building is expected to be completed in 2025, while the ore silo, the second phase of the paste plant, the shaft sinking and the first loading pocket at mid shaft are expected to be completed in 2027. The larger mineable mineral resource extended the mine life to 2042 and increased the forecast gold production for the Odyssey mine by 23%, or 1.7 million ounces of gold, compared to the 2020 Odyssey Study.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Reserve and resource estimates

On February 16, 2023, Agnico Eagle reported Proven and Probable mineral reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured and Indicated resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.

On June 20, 2023, Agnico Eagle provided results from an internal study on the Odyssey underground mine (the "2023 Odyssey Study") and exploration results from the Canadian Malartic Complex. The 2023 Odyssey Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Odyssey Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Probable Mineral Reserves (2.8 million tonnes grading 2.22 g/t Au), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t Au) and Inferred Resources of 4.0 million ounces of gold (53.5 million tonnes grading 2.32 g/t Au).

Agnico Eagle noted that the potential for further conversion of Inferred Resources is significant and expected to further add to mine life. With additional exploration, Agnico Eagle believes that mineralization will continue to be added into the overall mine plan in the coming years, with good potential to grow annual gold production and further extend the mine life.

Canadian Malartic exploration update

Agnico Eagle believes the potential for further conversion of inferred mineral resources at Odyssey is significant and is expected to add mine life and continue to increase value. Up to 16 drill rigs were active on the Canadian Malartic property during the second quarter, including: five underground drills in the Odyssey South and internal zones; four surface drills focused on expanding and infilling the East Gouldie mineralization; four drill rigs investigating new regional targets around the Odyssey mine and Canadian Malartic mines; and three drill rigs investigating targets not covered by any Osisko Royalty.

For additional information, please refer to Agnico Eagle's press release dated February 16, 2023 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2022 Results - Larger Asset Portfolio Drives Record Annual Gold Production, Operating Cash Flow and Global Mineral Reserves; Updated Three Year Guidance Provided; 2023 Focus on Optimizing Detour Lake and Canadian Malartic and Leveraging Excess Mill Capacity in the Abitibi Region to Advance Key Pipeline Projects", Agnico Eagle's press release dated June 20, 2023 entitled "Agnico Eagle Provides Update on Canadian Malartic Complex -Internal Study Demonstrates Improved Value, Extends Mine Life and Supports Potential Future Production Growth in the Abitibi Greenstone Belt; Positive Exploration Results Expected to Result in Increased Mineral Reserves and Mineral Resources; Additional Property Scale Targets Being Evaluated", and Agnico Eagle's press release dated July 26, 2023 entitled "Agnico Eagle Reports Second Quarter 2023 Results - Record Quarterly Gold Production and Solid Cost Performance Drive Strong Quarterly Earnings and Operating Cash Flow; Well Positioned to Achieve Annual Production and Cost Guidance" all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (4.3 million ounces have been delivered as at June 30, 2023), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

During the second quarter of 2023, production was down 6% at Mantos Blancos compared to the same period in 2022. The lower production was driven primarily by lower mill throughput (14,555 tpd in the second quarter of 2023 versus 15,218 in the second quarter of 2022) resulting from mill downtime caused by unplanned repair and maintenance of a mill lubrication system, restricted throughputs caused by tailings dewatering challenges due to presence of clays in the top benches of Phase 20, and other challenges related to the integration of pre-existing and new equipment. Head grades were lower in the second quarter of 2023 compared to the same period last year due to mine plan sequence, and recoveries were higher driven by reagent optimization and operational improvements in the flotation area. A plan to address the plant stability during the second half of 2023 is underway that includes improved maintenance and optimization of the concentrator. Capstone expects Mantos Blancos to be consistently delivering higher throughput rates during the fourth quarter.

Capstone is evaluating the potential to increase throughput of the Mantos Blancos sulphide concentrator plant from 7.3 million tonnes per year to 10.0 million tonnes per year using existing underutilized ball mills and process equipment. The Mantos Blancos Phase II feasibility study is underway and the environmental DIA application was submitted in August 2022.

For additional information, please refer to Capstone's press release dated August 2, 2023 entitled "Capstone Copper Reports Second Quarter 2023 Results", filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada.

Guidance - 2023

On February 22, 2023, Victoria reported 2023 production guidance of 160,000 - 180,000 ounces of gold at the Eagle Gold mine. The seasonality experienced in 2021 and 2022, where gold production was lower in the first half of the year compared to the last half of the year, is expected to be reduced in 2023 as the gold in inventory, primarily on the heap leach pad, is higher at the end of 2022. Furthermore, regularly scheduled maintenance periods, which were previously weighted to the first quarter, are expected to be reduced and spread over the year.

Update on operations

On July 5, 2023, Victoria reported production of 45,568 ounces of gold in the second quarter of 2023 compared to 37,619 ounces of gold in the first quarter of 2023 and 32,055 ounces of gold in the second quarter of 2022. Production in the first half of 2023 reached 83,188 ounces of gold, an increase of 47% compared to the first half of 2022.

Update on Exploration

On February 24, 2023, Victoria released an updated technical report on Eagle Gold, including an updated life of mine plan. The updated life of mine plan highlights average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate life of mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life. Increased production is achievable utilizing the existing crushing and conveying circuit and mining fleet. The Eagle Gold orebody continues to reconcile well with the reserve model and gold production is in line with original recovery expectations.

A notable improvement from the 2019 Eagle Technical Report has been increasing the crush size from a target P80 of 6.5 mm to 12-14 mm with no appreciable reduction in gold recovery. In addition, the total leach time is longer than initially estimated and operational results indicate that the ultimate gold recovery will likely be modestly higher than the recovery projected in the 2023 Eagle Technical Report.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

The mineral inventory for Eagle and Olive remain comparable to the 2019 Eagle Technical Report Reserves after depletion with Proven and Probable mineral reserves of 124 million tonnes grading 0.65 g/t Au for 2.58 million ounces of gold. The decrease in tonnage from the 2019 mineral reserves represents depletion from mining through December 31, 2022 and minor differences from cut-off grade adjustments. Since the commencement of operations, the Eagle mineral reserve estimate has reconciled well to mining actuals.

For additional information, please refer to Victoria's press release dated February 22, 2023 entitled "Victoria Gold: 2022 Fourth Quarter & Full Year Results", Victoria's press release dated February 24, 2023 entitled "Victoria Gold: Eagle Gold Mine Updated Technical Report", Victoria's press release, Victoria's press release dated April 5, 2023 entitled "Victoria Gold: Eagle Gold Mine Q1 2023 Operational Highlights" and Victoria's press release dated July 5, 2023 entitled "Victoria Gold: Eagle Gold Mine Q2 & H1 2023 Operational Highlights", all filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2023

On February 23, 2023, Newmont provided 2023 guidance for the Éléonore mine of 265,000 to 295,000 ounces of gold.

Update on operations and reserve and resource estimates

On July 20, 2023, Newmont announced production of 48,000 ounces of gold at Éléonore during the second quarter of 2023, compared to 45,000 ounces in the second quarter of 2022, an increase of 7% primarily due to higher ore grade milled, partially offset by lower mill throughput as a result of the temporary evacuation of the mine site due to wildfires in the Province of Québec, Canada.

On February 23, 2023, Newmont reported Proven and Probable reserves comprising 9.4 million tonnes grading 5.22 g/t Au for 1.57 million ounces of gold.

For additional information, please refer to Newmont's press release dated February 23, 2023 entitled "Newmont Achieves 2022 Guidance; Provides Stable 2023 and Improving Longer-Term Outlook; Declares $0.40 Fourth Quarter Dividend" and "Newmont Announces Increased 2022 Mineral Reserves of 96 Million Gold Ounces and 68 Million Gold Equivalent Ounces" and Newmont's press release dated July 20, 2023 entitled "Newmont Reports Second Quarter 2023 Results; Remains on Track to Achieve Full Year Guidance; Declares $0.40 Second Quarter Dividend", both filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 (currently US$6.21 per ounce).

Update on operations

On July 11, 2023, Central Asia reported 167,919 ounces of payable silver to Osisko for the first half of 2023 compared to 151,009 in the first half of 2022.

In May, the new Central Decline tunnelling at Sasa 'holed through'. This will be a major improvement to the ventilation and efficient transportation of ore to the surface in future years. Construction of the Paste Backfill Plant and underground reticulation system is now materially complete and wet commissioning of the plant is underway. Ground works for the Dry Stack Tailings Plant have commenced.

For more information on the Sasa mine, refer to Central Asia's press release dated July 11, 2023, entitled "H1 2023 Operations Update" available on their website at www.centralasiametals.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2023

On January 12, 2023, Alamos reported its 2023 guidance for Island Gold of 120,000 to 135,000 ounces of gold. Production guidance for Island Gold has increased 6% for 2023 and 3% for 2024 (145,000 to 160,000 ounces of gold), relative to its previous three-year guidance, reflecting increased grades. Gold production in 2023 is expected to remain at similar levels as 2022 with similar grades, mining and processing rates. As outlined in the Phase 3+ Expansion Study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025 are expected to drive another increase in production in 2025. Mining rates are expected to increase in 2026 following the completion of the Phase 3+ Expansion, driving a more significant increase in production.

Update on operations

On July 26, 2023, Alamos reported that Island Gold produced 30,500 ounces of gold in the second quarter of 2023, compared to 37,300 ounces of gold in the second quarter of 2022, a decrease of 18%, reflecting lower tonnes and grades processed. With stronger mining and milling rates expected in the second half of the year, the operation remains on track to meet full year production guidance. Underground mining rates averaged 1,105 tpd in the second quarter, lower than both annual guidance and the prior year period reflecting unplanned downtime due to smoke from wildfires in Northern Ontario as well as weather related power outages. Mining rates have returned to normal levels in July and are expected to average 1,200 tpd through the second half of the year.

As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and an increase in mining rates toward the latter part of 2025 is expected to continue to drive an increase in production. The Phase 3+ Expansion is progressing well with the construction of the hoist house largely complete, the headframe well underway, and shaft sinking on track to start in the fourth quarter of 2023.

Update on expansions

Construction continued to advance through the second quarter of 2023, with the focus on shaft site surface infrastructure, including the hoist installation and headframe erection. Shaft surface construction will continue through the remainder of the year, with shaft sinking commencing in the fourth quarter. During the second quarter of 2023, Alamos spent US$40.7 million related to the Phase 3+ Expansion and capital development. To the end of June, 36% of the total initial growth capital of $756 million has been spent and committed on the project.  Growth capital spending at Island Gold on the Phase 3+ Expansion is expected to be between US$165 and US$185 million in 2023. Capital spending is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

Reserves and resources

On February 21, 2023, Alamos announced that combined mineral reserves and resources at Island Gold increased 4%, net of mining depletion. This marked the seventh consecutive year combined mineral reserves and resources have grown with grades also increasing over that time frame. Mineral reserves increased 9% to 1.5 million ounces (4.2 million tonnes grading 10.78 g/t Au) in 2022, net of mining depletion. Mineral reserve additions totaled 267,000 ounces of gold, which more than offset mining depletion of 142,000 ounces of gold. Mineral reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade mineral resources in the Island West, Main and East areas. Measured and Indicated mineral resources were estimated at 0.3 million ounces of gold (1.3 million tonnes grading 7.09 g/t Au) and Inferred mineral resources were estimated to 3.5 million ounces of gold (8.1 million tonnes grading 13.61 g/t Au).

Exploration update

On July 26, 2023, Alamos reported that a total of $14 million has been budgeted primarily for underground exploration at Island Gold in 2023. This is down from the 2022 budget of $22 million, reflecting the transition from higher cost surface directional drilling to a more cost-effective underground drilling program. The underground exploration drilling program has been expanded from 27,500 metres in 2022 to 45,000 metres in 2023. The program is focused on defining new mineral reserves and resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade mineral reserve and resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years.

On June 15, 2023, Alamos reported new results from underground drilling at the Island Gold mine, further extending high-grade gold across the deposit, including several recently defined hanging wall and footwall structures in close proximity to existing underground infrastructure. Continued exploration success within recently defined sub-parallel structures demonstrates the significant opportunities to add high-grade ounces near existing mining horizons. This includes the newly defined NS1-Zone in the hanging wall which is currently being developed and mined; the zone is beyond existing Mineral Reserves and Resources and outside of the 2023 mine plan.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

For more information, refer to Alamos' press release dated January 12, 2023 entitled "Alamos Gold Reports Record Fourth Quarter 2022 Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 21, 2023 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2022", Alamos' press release dated April 26, 2023 entitled "Alamos Gold Reports First Quarter 2023 Results", Alamos' press release dated June 15, 2023 entitled "Alamos Gold Continues to Extend High-Grade Gold Mineralization at Island Gold, Including within Hanging Wall and Footwall Zones in Proximity to Existing Infrastructure", and Alamos' press release dated July 26, 2023 entitled "Alamos Gold Reports Second Quarter 2023 Results", all filed on www.sedar.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2023

On February 9, 2023, SSR Mining reported that it expects to produce between 100,000 to 110,000 ounces of gold at Seabee in 2023 and 95,000 to 105,000 ounces of gold in 2024 and 2025. Production is expected to be 55% weighted to the second half of the year, as processed grades are expected to be lowest in the first and second quarters of 2023 before improving in the second half. An exploration drive completed late in the third quarter of 2022 is currently testing the potential continuation of this zone for future mining, but delineation efforts are not sufficiently advanced to be incorporated into the 2023 production plan. Seabee's exploration and resource development budget has been increased by approximately 40% in 2023 relative to 2022, with a focus on delivering further mineral resource conversion success to expand and extend the current life of mine plan.

Update on operations

On August 2, 2023, SSR Mining announced gold production of 16,428 ounces in the second quarter of 2023 compared to 38,341 ounces in the second quarter of 2022, Lower production for the three months ended June 30, 2023, as compared to the prior year, is attributable to lower grades mined and processed as Seabee continued to rebound from unplanned maintenance downtime in the first quarter of 2023. Processed grades improved in in July, positioning Seabee for a stronger second half of 2023.

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of mineral reserve replacement that SSR Mining expects to continue into the future.

On February 9, 2023, SSR Mining noted that the forthcoming mineral reserve and mineral resource update is not expected to incorporate any developments since the December 31, 2021 effective date of SSR Mining's 2021 mineral reserve and mineral resource statement. Accordingly, the 2022 mineral reserve and mineral resource solely reflects depletion that occurred through 2022 mining activity.

For more information, refer to SSR Mining's press release dated February 9, 2023 entitled "SSR Mining Achieves Revised 2022 Production Guidance and Updates Three-Year Outlook", SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results" and SSR Mining's press release dated August 2, 2023 entitled "SSR Mining Reports Second Quarter 2023 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

CSA Streams (Metals Acquisition Limited)

Osisko Bermuda holds a 100% silver stream (with an effective date of February 1, 2023) and a 2.25% - 4.875% copper stream (with an effective date of June 15, 2024) on the CSA copper mine, operated by Metals Acquisition. Metals Acquisition is focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy. Metals Acquisition closed the acquisition of the CSA copper mine from a subsidiary of Glencore plc on June 15, 2023.

On June 27, 2023, Metals Acquisition announced that the first shipment of copper concentrate from the CSA mine was shipped from the port of Newcastle, New South Wales. The concentrate shipment contained approximately 2,300 tonnes of copper and 28,000 ounces of silver. On July 17, 2023, Osisko Bermuda received its first delivery of 25,678 ounces of silver.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Taseko Mines Limited's ("Taseko") attributable portion of production from the Gibraltar copper mine, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended on June 29, 2023 increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production and extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Once a total of 6.3 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 30.625% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of June 30, 2023, a total of 1.2 million ounces of silver have been delivered under the stream agreement.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment equal to the lesser of 40% of achieved sales price and US$40 per carat.

Update on operations

On April 29, 2022, the diamond stream was reactivated, and the streamers ceased to reinvest proceeds into the Stornoway bridge facility. In the first half of 2023, Stornoway sold 938,000 carats at an average price of US$110 per carat ($148 per carat) and Osisko received US$6.4 million ($8.6 million) in net proceeds from its Renard stream. In June 2023, production was impacted as a result of the temporary evacuation of the mine site and the temporarily shut down of activities to protect the workforce from the wildfires in the Province of Québec, Canada. Sales in the third quarter will be negatively impacted by the lower production in June.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates from an accounting perspective as a result of the ownership held, nomination rights to the investee's board of directors and other facts and circumstances.

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and six months ended June 30, 2023, Osisko Bermuda acquired equity investments for $53.0 million (US$40.0 million), representing the equity investment acquired in Metals Acquisition Limited as part of the CSA Silver Stream and CSA Copper Stream closed in June 2023. Osisko acquired equity investments of nil and $0.6 million during the three and six months ended June 30, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at June 30, 2023 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	324,411	365,349
Other	75,768	75,768
	400,179	441,117

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28, Investment in Associates and Joint Ventures and IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2023.

Principal investments in associates

The following table presents the principal investments in associates (in the form of marketable securities) as at June 30, 2023:

Investments	Number of Shares Held	Ownership
		%

Osisko Development Corp.	33,333,366	39.9
Osisko Mining Inc.	50,023,569	13.2

Osisko Development Corp.

Osisko Development Corp. ("Osisko Development") is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property in Utah, United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Tintic property.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and an Inferred mineral resource of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). Osisko Development started an Environmental Assessment Process in the spring of 2019 for Cariboo. Cariboo has completed several milestones with regards to environmental permitting and receipt of the final permits is anticipated in the third quarter of 2023. A NI 43-101 compliant feasibility study was filed in January 2023, which outlined an average annual gold production of 163,695 ounces over a 12-year mine life, an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. Phase 1 envisions a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 envisions a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

In January 2023, Osisko Development announced an initial mineral resource estimate for the Trixie deposit ("Trixie"), on the Tintic property. Measured and Indicated mineral resources were estimated at 213,000 ounces of gold and 385,000 ounces of silver (236,000 tonnes grading 28.08 g/t Au and 50.77 g/t Ag) and Inferred mineral resources were estimated at 243,000 ounces of gold and 530,000 ounces of silver (385,000 tonnes grading 19.64 g/t Au and 42.82 g/t Ag). Approximately 85% of the 1,390 metre Trixie underground decline ramp has been completed as of June 30, 2023. The decline will significantly improve access to the underground operations, enable bulk extraction at higher tonnage, expand potential underground exploration target areas and provide sufficient flexibility to complete additional programs targeting mineral resource growth potential beyond the 625 level.

On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is done on them within two years. Osisko Development is closely monitoring the situation and will continue to assess the impact on its Mexican assets.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

On March 2, 2023, Osisko Development announced the closing of a bought deal financing for an aggregate 7.8 million units at a price of $6.60 per unit for gross proceeds of $51.8 million, including the full exercise of the over-allotment option. Net proceeds are intended to advance the development of Cariboo and Trixie, and for general corporate purposes. On August 8, 2023, Osisko Development reported that, based on its current projections, it believes that the capital resources available to the company are insufficient to fund its exploration, planned development and corporate activities for the next 12 months. To execute on its planned activities, Osisko Development will need to seek additional funding or reduce planned expenditures. Osisko Development is exploring options to secure additional financing.

As at June 30, 2023, the Company held 33,333,366 common shares representing a 39.9% interest in Osisko Development (44.1% as at December 31, 2022). The Company concluded that it continues to exercise significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedar.com and on their website (www.osiskodev.com).

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its interest in the Windfall gold project ("Windfall"). Osisko holds a 2.0% - 3.0% NSR royalty on Windfall.

In August 2022, Osisko Mining provided an updated mineral resource estimate on the Windfall gold project. Measured and Indicated resources are estimated at 4.1 million ounces of gold, an increase of 26% (11.1 million tonnes at an average grade of 11.4 g/t Au (cut-off grade of 3.5 g/t Au)). Inferred resources are estimated at 3.3 million ounces of gold (12.3 million tonnes at an average grade of 8.4 g/t Au).

In November 2022, Osisko Mining released the feasibility study results for Windfall, highlighting average annual production of 306,000 ounces of gold at an average fully diluted grade of 8.1 g/t Au, an after-tax net present value of $1.2 billion at a 5% discount rate and an internal rate of return of 34%.

On March 29, 2023, Osisko Mining announced submission of its Environmental Impact Assessment for Windfall, an important milestone highlighting the start of the permitting and authorization process for the project ahead of a production decision in 2024.

On May 2, 2023, Osisko Mining announced that it had concluded a 50/50 joint venture agreement with a subsidiary of Gold Fields Limited ("Gold Fields") for the joint ownership and development of Windfall. Pursuant to the terms of the agreement, Gold Fields acquired a 50% interest in Windfall for an aggregate consideration of $600.0 million in cash to Osisko Mining, including $300.0 million on signing. The agreement also requires Gold Fields to sole fund up to $75.0 million in contributions for regional exploration. With the proceeds from this transaction, Osisko Mining believes it is now fully-funded for its share of development capital to bring Windfall into production.

For more information, please refer to Osisko Mining's press releases and other public documents available on www.sedar.com and on their website (www.osiskomining.com).

As at June 30, 2023, the Company held 50,023,569 common shares representing a 13.2% interest in Osisko Mining (14.4% as at December 31, 2022). The Company concluded that it continues to exercise significant influence over Osisko Mining and accounts for its investment using the equity method.

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. The Company continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via its mining partners.

Throughout 2022 and the first half of 2023, the Company made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics; enhanced and further diversified its Board of Directors with three new independent members, Ms. Edie Hofmeister, Mr. Robert Krcmarov and Mr. Norman MacDonald; formally appointed Ms. Heather Taylor as Vice President, Sustainability and Communications to continue to shape and expand on ESG initiatives; announced new high quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities; increased its charitable donations; and maintained a zero incident record in both heath and safety and in breaches to its Code of Conduct. Osisko also published the third edition of its Sustainability Report, Growing Responsibly.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

In the fourth quarter of 2022, Osisko exercised its 20% participation right in Carbon Streaming Corporation's ("Carbon Streaming") Magdalena Bay Blue carbon project (the "Magdalena Bay Project").  The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits.  As part of the transaction, Osisko has committed to fund US$1.2 million towards the development of the project and will receive a stream of 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

Dividends

The following table provides details on the dividends declared for the first half of 2023:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable	Dividend reinvestment plan (i)
	$			$

February 23, 2023	0.055	March 31, 2023	April 14, 2023	10,160,000	15,788,335
May 10, 2023	0.060	June 30, 2023	July 14, 2023	11,103,000	13,024,196
	0.115			21,263,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three and six months ended June 30, 2023, the Company issued respectively 40,284 and 62,296 common shares under the DRIP, at a discount rate of 3%.

As at June 30, 2023, the holders of 13,024,196 common shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. Therefore, 41,763 common shares were issued on July 14, 2023 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

During the six months ended June 30, 2023, the Company did not purchase any common shares under the NCIB program (347,492 common shares for $4.9 million during the six months ended June 30, 2022).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Gold Market and Currency

Gold Market

Gold prices increased by 5% in the first half of 2023 and averaged US$1,976 per ounce in the second quarter, its highest quarterly average in nominal dollars. Prices continued to be volatile during the second quarter of 2023, fluctuating in a range of US$148 per ounce. Gold closed at US$1,912 per ounce on June 30, 2023, down US$68 per ounce compared to the closing price of March 31, 2023. Gold price averaged US$1,976 per ounce in the second quarter of 2023 compared to US$1,890 per ounce in the first quarter of 2023 and $1,871 per ounce in the second quarter of 2022.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2023 - H1 (YTD)	$2,048	$1,811	$1,932	$1,912
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515

In Canadian dollar terms, the average gold price per ounce was $2,653 in the second quarter of 2023 compared to $2,556 in the first quarter of 2023 and $2,388 in the second quarter of 2022. The gold price closed the second quarter of 2023 at $2,532 per ounce, down $147 per ounce from March 31, 2023.

Currency

The Canadian dollar traded between 1.3151 and 1.3628 in the second quarter of 2023 to close at 1.3240 compared to 1.3533 on March 31, 2023. The Canadian dollar averaged 1.3428 in the second quarter of 2023, compared to 1.3525 in the first quarter of 2023 and 1.2768 in the second quarter of 2022. The Bank of Canada resumed its hiking cycle by raising its target for the overnight rate by 25 basis points to 4.75% in June, the highest level in 22 years. In July 2023, the Bank of Canada increased the overnight rate by another 25 basis points to 5.00%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2023 - H1 (YTD)	1.3807	1.3151	1.3477	1.3240
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Revenues	60,500	51,545	120,087	102,234
Cost of sales	(4,260)	(3,756)	(8,301)	(6,937)
Depletion	(12,967)	(11,851)	(26,462)	(23,149)
Gross profit	43,273	35,938	85,324	72,148

Impairment of royalty interests	(6,629)	-	(6,629)	-

Operating income	28,039	29,738	62,385	59,691

Net earnings from continuing operations	17,961	18,059	38,809	34,863
Net loss from discontinued operations (2)	-	(1,487)	-	(23,820)
Net earnings	17,961	16,572	38,809	11,043

Net earnings per share from continuing operations (3)
Basic and diluted	0.10	0.10	0.21	0.20

Total assets	2,191,128	2,923,434	2,191,128	2,923,434
Total long-term debt	319,650	305,236	319,650	305,236

Average selling price of gold (per ounce sold)
In C$ (4)	2,653	2,388	2,603	2,383
In US$	1,976	1,871	1,932	1,874

Operating cash flows from continuing operations	47,392	34,965	92,842	75,472
Operating cash flows from discontinued operations	-	(35,189)	-	(52,086)
Operating cash flows	47,392	(224)	92,842	23,386

Dividend per common share	0.060	0.055	0.115	0.110

Weighted average shares outstanding (in thousands)
Basic	185,302	185,316	184,990	176,182
Diluted	186,267	185,630	185,865	176,512

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation section of this MD&A for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Overview of Financial Results

Financial Summary - Second Quarter of 2023

  Revenues from royalties and streams of $60.5 million compared to $51.5 million in Q2 2022;
  Gross profit of $43.3 million compared to $35.9 million in Q2 2022;
  Operating income of $34.7 million compared to $29.7 million in Q2 2022;
  Net earnings from continuing operations of $18.0 million or $0.10 per basic share compared to $18.1 million or $0.10 per basic share in Q2 2022;
  Adjusted earnings5 of $32.6 million or $0.18 per basic share5 compared to $25.7 million or $0.14 per basic share in Q2 2022; and
  Operating cash flows provided by continuing operations of $47.4 million compared to $35.0 million in Q2 2022.

Revenues from royalties and streams increased to $60.5 million in the second quarter of 2023 compared to $51.5 million in the second quarter of 2022, mostly as a result of higher deliveries and payments under the royalty and stream agreements and higher metal prices.

Gross profit amounted to $43.3 million in the second quarter of 2023 compared to $35.9 million in the second quarter of 2022. Cost of sales increased in the second quarter from $3.8 million to $4.3 million as a result of higher deliveries. Depletion increased from $11.9 million to $13.0 million in the second quarter of 2023, also as a result of higher deliveries.

General and administrative ("G&A") expenses increased in the second quarter of 2023 from $4.9 million to $7.3 million, mostly as a result of general inflation in professional services, increased compensation expense, increased share-based compensation and increased activities. The increase in compensation is mostly the result of the additional of one vice president in 2023 as well as one board member. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

Business development expenses were stable at $1.3 million in the second quarter of 2023 compared to 2022.

In the second quarter of 2023, the Company generated net earnings from continuing operations of $18.0 million compared to $18.1 million in the second quarter of 2022. In the second quarter of 2023, lower finance costs, a lower income tax expense and a net share of income of associates (mostly as a result of the estimated gain realized by an associate on the sale of a property), partially offset by impairment charges on royalty interests and an allowance on expected credit loss on investments. The Company had also incurred a foreign exchange gain in the second quarter of 2022 compared to a minimal loss in 2023.

Adjusted earnings5 were higher at $32.6 million in the second quarter of 2023 compared to $25.7 million in the second quarter of 2022, mostly a result of a higher gross profit and lower finance costs, partially offset by higher G&A expenses. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the second quarter of 2023 were $47.4 million compared to $35.0 million in the second quarter of 2022. The increase was mainly the result of increased revenues from higher deliveries in 2023, lower interest payments and non-cash working capital items, partially offset by higher G&A expenses.

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Financial Summary - First half of 2023

  Revenues from royalties and streams of $120.1 million compared to $102.2 million in the first half of 2022;
  Gross profit of $85.3 million compared to $72.1 million in the first half of 2022;
  Operating income of $69.0 million compared to $59.7 million in the first half of 2022;
  Net earnings from continuing operations of $38.8 million or $0.21 per basic share compared to $34.9 million or $0.20 per basic share in the first half of 2022;
  Adjusted earnings6 of $65.3 million or $0.35 per basic share6 compared to $50.6 million or $0.29 per basic share in the first half of 2022; and
  Operating cash flows provided by continuing operations of $92.8 million compared to $75.5 million in the first half of 2022.

Revenues from royalties and streams increased to $120.1 million in the first half of 2023 compared to $102.2 million in the first half of 2022, mostly as a result of higher deliveries and payments under the royalty and stream agreements and higher metal prices.

Gross profit amounted to $85.3 million in the first half of 2023 compared to $72.1 million in the first half of 2022. Cost of sales increased in the first half of 2023 from $6.9 million to $8.3 million as a result of higher deliveries. Depletion increased from $23.1 million to $26.5 million in the first half of 2023, also as a result of higher deliveries.

G&A expenses increased in the first half of 2023 from $9.8 million to $13.5 million, mostly as a result of general inflation in professional services, increased compensation expense, increased share-based compensation and increased activities. The increase in compensation is mostly the result of the additional of one vice president in 2023 as well as one board member. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

Business development expenses were relatively stable at $2.8 million in the first half of 2023 compared to 2022.

In the first half of 2023, the Company generated net earnings from continuing operations of $38.8 million compared to $34.9 million in the first half of 2022. The increase is the result of lower finance costs, a lower income tax expense and a net share of income of associates (mostly as a result of the estimated gain realized by an associate on the sale of a property), partially offset by impairment charges on royalty interests and an allowance on expected credit loss on investments. The Company had also incurred a foreign exchange gain in the first half of 2022 compared to a minimal loss in 2023.

Adjusted earnings6 were higher at 65.3 million in the first half of 2023, compared to $50.6 million in the first half of 2022, mostly a result of a higher gross profit and lower finance costs, partially offset by higher G&A expenses. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the first half of 2023 were $92.8 million compared to $75.5 million in the first half of 2022. The increase was mainly the result of increased revenues from higher deliveries in 2023, partially offset by higher G&A expenses.

6 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and six months ended June 30, 2023 and 2022 (in thousands of dollars, except amounts per share):

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
		$	$	$	$

Revenues	(a)	60,500	51,545	120,087	102,234

Cost of sales	(b)	(4,260)	(3,756)	(8,301)	(6,937)
Depletion	(c)	(12,967)	(11,851)	(26,462)	(23,149)
Gross profit	(d)	43,273	35,938	85,324	72,148

Other operating expenses
General and administrative	(e)	(7,308)	(4,940)	(13,517)	(9,776)
Business development	(f)	(1,297)	(1,260)	(2,793)	(2,681)
Impairment of royalty interests	(g)	(6,629)	-	(6,629)	-

Operating income		28,039	29,738	62,385	59,691

Other expenses, net	(h)	(6,206)	(3,010)	(11,313)	(10,766)

Earnings before income taxes		21,833	26,728	51,072	48,925

Income tax expense	(i)	(3,872)	(8,669)	(12,263)	(14,062)

Net earnings from continuing operations		17,961	18,059	38,809	34,863

Net loss from discontinued operations	(j)	-	(1,487)	-	(23,820)

Net earnings		17,961	16,572	38,809	11,043

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		17,961	17,159	38,809	17,485
Non-controlling interests		-	(587)	-	(6,442)

Net earnings per share from continuing Operations
Basic		0.10	0.10	0.21	0.20

Net earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		0.10	0.09	0.21	0.10

(a) Revenues are comprised of the following:

	Three months ended June 30,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,648	13,424	35,540	2,390	12,892	30,811
Silver sold	32	442,305	14,321	28	337,402	9,438
Diamonds sold(i)	136	47,027	6,422	159	44,145	7,073
Other (paid in cash)	-	-	4,217	-	-	4,223
			60,500			51,545

(i) In the second quarter of 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $136 (US$101) per carat. The average selling price includes 7,817 incidental carats sold outside of the run of mine sales at an average price of $45 (US$34) per carat. Excluding the incidental carats, 39,210 carats were sold at an average price of $154 (US$115) per carat.

In the second quarter of 2022, the diamonds were sold by an agent for Osisko for a blended selling price of $159 (US$124) per. The average selling price includes 7,489 incidental carats sold outside of the run of mine sales at an average price of $41 (US$32) per carat. Excluding the incidental carats, 36,657 carats were sold at an average price of $183 (US$143) per carat.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

	Six months ended June 30,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,604	26,961	70,216	2,385	25,419	60,633
Silver sold	31	866,933	26,840	29	606,462	17,769
Diamonds sold(i)	148	90,041	13,448	170	83,421	14,382
Other (paid in cash)	-	-	9,583	-	-	9,450
			120,087			102,234

(i) In the first half of 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $148 (US$110) per carat. The average selling price includes 14,615 incidental carats sold outside of the run of mine sales at an average price of $48 (US$36) per carat. Excluding the incidental carats, 75,425 carats were sold at an average price of $167 (US$124) per carat.

In the first half of 2022, the diamonds were sold by an agent for Osisko for a blended selling price of $170 (US$133) per. The average selling price includes 14,286 incidental carats sold outside of the run of mine sales at an average price of $45 (US$36) per carat. Excluding the incidental carats, 69,135 carats were sold at an average price of $196 (US$153) per carat.

The increase in gold and silver ounces sold in 2023, as well as in carats sold, is mainly the result of higher deliveries under the royalty and stream agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the stream agreements, as well as refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three and six months ended June 30, 2023, cost of sales amounted to $4.3 million and $8.3 million, respectively, compared to $3.8 million and $6.9 million in the corresponding periods of 2022. The increase in 2023 is mainly the result of higher deliveries under the royalty and stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and six months ended June 30, 2023 amounted to $13.0 million and $26.5 million, respectively, compared to $11.9 million and $23.1 million in the corresponding periods of 2022. The increase in 2023 is mostly due to higher deliveries under the royalty and stream agreements.

(d) The breakdown of cash margin7 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$

Royalty interests
Revenues	39,323	34,583	78,501	69,572
Less: cost of sales (excluding depletion)	(205)	(188)	(340)	(282)
Cash margin (in dollars)	39,118	34,395	78,161	69,290

Depletion	(5,610)	(6,202)	(12,458)	(13,057)
Gross profit	33,508	28,193	65,703	56,233

Stream interests
Revenues	21,177	16,962	41,586	32,662
Less: cost of sales (excluding depletion)	(4,055)	(3,568)	(7,961)	(6,655)
Cash margin (in dollars)	17,122	13,394	33,625	26,007

Depletion	(7,357)	(5,649)	(14,004)	(10,092)
Gross profit	9,765	7,745	19,621	15,915

Royalty and stream interests Total cash margin (in dollars)	56,240	47,789	111,786	95,297
Divided by: total revenues	60,500	51,545	120,087	102,234
Cash margin (in percentage of revenues)	93.0%	92.7%	93.1%	93.2%

Total – Gross profit	43,273	35,938	85,324	72,148

7  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

(e) G&A expenses increased in 2023, mostly as a result of general inflation in professional services, increased compensation, increased share-based compensation and increased activities. The increase in compensation is mostly the result of the additional of one vice president in 2023 as well as one board member. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

(f) Business development expenses were relatively stable in the second quarter and the first half of 2023 compared to the corresponding periods in 2022.

(g) In 2023, the Company wrote-off royalty interests on which the royalty rights were lost.

(h) Other expenses, net of $6.2 million in the second quarter of 2023 include a net share of income of associate of $19.2 million (mostly as a result of the estimated gain realized by an associate on the sale of a property), finance costs of $3.4 million, a net loss on investments of $23.9 million (which includes a non-cash loss on the deemed disposal of an associate of $3.1 million, an allowance on expected credit loss on other investments of $19.9 million) and a foreign exchange loss of $0.2 million, partially offset by interest income of $2.2 million.

Other expenses, net of $3.0 million in the second quarter of 2022 include a net loss on investments of $6.0 million (which includes a change in fair value of financial assets at fair value through profit and loss of $7.1 million), finance costs of $5.5 million and a share of loss of associate of $1.1 million, partially offset by a foreign exchange gain of $7.7 million and interest income of $1.9 million.

Other expenses, net of $11.3 million in the first half of 2023 include a net share of income of associate of $13.0 million (mostly as a result of the estimated gain realized by an associate on the sale of a property), finance costs of $6.3 million, a net loss on investments of $22.1 million (which includes a non-cash loss on the deemed disposal of an associate of $3.1 million, a change in fair value of financial assets at fair value through profit and loss of $3.7 million, an allowance on expected credit loss on other investments of $13.5 million, partially offset by a net gain on dilution of investments in associates of $4.8 million) and a foreign exchange loss of $0.2 million, partially offset by interest income of $4.2 million.

Other expenses, net of $10.8 million in the first half of 2022 include a net loss on investments of $12.3 million (which includes a change in fair value of financial assets at fair value through profit and loss of $15.1 million, partially offset by a net gain on dilution of investments in associates of $3.6 million) and finance costs of $11.5 million, partially offset by a foreign exchange gain of $8.5 million, interest income of $3.0 million, a share of income of associate of $1.5 million.

(i) The effective income tax rate related to the continuing operations in the second quarter and first half of 2023 is 17.7% and 24.0%, respectively, compared to 32.4% and 28.7% for the corresponding periods of 2022. The statutory rate is 26.5% in 2023 and 2022. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.6 million and $0.9 million were respectively paid in the second quarter and the first half of 2023, compared to $0.5 million and $0.7 million in the corresponding periods of 2022. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

(j) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation section of this MD&A for more details.

Liquidity and Capital Resources

As at June 30, 2023, the Company's cash position amounted to $70.0 million compared to $119.1 million as at March 31, 2023 and $90.5 million as at December 31, 2022.

Significant variations in the liquidity and capital resources for the three and six months ended June 30, 2023 are explained under the Cash Flows section of this MD&A.

Credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million).

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In March 2023, the Company repaid an amount of $15.0 million on the Facility. In June 2023, the Company drew US$140.0 million ($186.9 million) under the Facility to finance the acquisition of streams, including the CSA Silver Stream and the CSA Copper Stream. As at June 30, 2023, a total of $319.7 million was drawn on the Facility, net of unamortized discounts on bankers' acceptances and the average effective interest rate was 6.6%, including the applicable margins.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at June 30, 2023, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows for the three and six months ended June 30, 2023 and 2022 (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Cash flows from continuing operations
Operations	49,214	40,870	97,936	80,762
Working capital items	(1,822)	(5,905)	(5,094)	(5,290)
Operating activities	47,392	34,965	92,842	75,472
Investing activities	(267,924)	2,573	(269,838)	(13,013)
Financing activities	175,152	(125,705)	160,168	159,823
Change in cash from continuing operations	(45,380)	(88,167)	(16,828)	222,282
Change in cash from discontinued operations	-	77,277	-	100,831
Effects of exchange rate changes on cash	(3,671)	10,723	(3,687)	10,472
(Decrease) increase in cash	(49,051)	(167)	(20,515)	333,585
Cash - beginning of period	119,084	449,450	90,548	115,698
Cash - end of period	70,033	449,283	70,033	449,283

Operating Activities

Second quarter of 2023

In the second quarter of 2023, cash flows provided by operating activities from continuing operations amounted to $47.4 million compared to $35.0 million in the second quarter of 2022. The increase was mainly the result of increased revenues from higher deliveries in 2023, lower interest payments and a non-cash working capital items, partially offset by higher G&A expenses.

First half of 2023

In the first half of 2023, cash flows provided by operating activities from continuing operations amounted to $92.8 million compared to $75.5 million in the first half of 2022. The increase was mainly the result of increased revenues from higher deliveries in 2023, partially offset by higher G&A expenses.

Investing Activities

Second quarter of 2023

In the second quarter of 2023, cash flows used in investing activities from continuing activities amounted to $267.9 million compared to cash flows provided by investing activities from continuing activities of $2.6 million in the second quarter of 2022.

In the second quarter of 2023, Osisko invested a total of $212.8 million in stream interests, including US$150.0 million ($198.8 million) to acquire the CSA Silver Stream and the CSA Copper Stream, and US$10.3 million ($13.6 million) to amend its Gibraltar Silver Stream. Concurrently with the acquisition of the CSA Silver Stream and the CSA Copper Stream, Osisko invested US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing. Osisko also acquired notes receivable for $2.2 million (presented as short-term investments on the consolidated balance sheets).

In the second quarter of 2022, Osisko received proceeds of $3.0 million from the repayment of short-term investments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

First half of 2023

In the first half of 2023, cash flows used in investing activities from continuing activities amounted to $269.8 million compared to $13.0 million in the first half of 2022.

In the first half of 2023, Osisko invested a total of $212.8 million to acquire stream interests, including US$150.0 million ($198.8 million) to acquire the CSA Silver Stream and the CSA Copper Stream, and US$10.3 million ($13.6 million) to amend its Gibraltar Silver Stream. Concurrently with the acquisition of the CSA Silver Stream and the CSA Copper Stream, Osisko invested US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing. Osisko also acquired notes receivable for $3.8 million (presented as short-term investments and other investments on the consolidated balance sheets).

In the first half of 2022, Osisko invested $9.3 million in royalty interests (including $6.5 million to increase its NSR royalty on the Pine Point project) and acquired investments for $6.7 million (including reinvestments of the net proceeds from the Renard diamond stream of $5.2 million). During the same period, Osisko received proceeds of $3.0 million from short-term investments.

Financing Activities

Second quarter of 2023

In the second quarter of 2023, cash flows provided by financing activities from continuing operations amounted to $175.2 million compared to cash flows used by financing activities from continuing operations of $125.7 million in the second quarter of 2022.

In the second quarter of 2023, Osisko drew $186.9 million on its revolving credit facility (US$140.0 million) to finance the acquisition of stream interests. The Company also paid $9.3 million in dividends and $3.9 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $1.7 million during the same period.

In the second quarter of 2022, Osisko repaid an amount of $113.1 million under its revolving credit facility, paid $9.8 million in dividends and $1.8 million in withholding taxes on the settlement of restricted and deferred share units.

First half of 2023

In the first half of 2023, cash flows provided by financing activities from continuing operations amounted to $160.2 million compared to $159.8 million in the first half of 2022.

In the first half of 2023, Osisko drew $186.9 million on its revolving credit facility (US$140.0 million) to finance the acquisition of stream interests and repaid an amount of $13.5 million during the same period. The Company also paid $19.0 million in dividends and $4.3 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $10.6 million during the same period.

In the first half of 2022, Osisko completed a bought deal public offering of US$250.2 million ($312.0 million). Transaction costs paid during the first half of 2022 amounted to $13.9 million. During the same period, Osisko repaid an amount of $113.1 million under its revolving credit facility, paid $18.5 million in dividends and $2.2 million in withholding taxes on the settlement of restricted and deferred share units. Osisko also purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04 and received proceeds from the exercise of share options and the share purchase plan for $0.9 million.

Discontinued Operations

In the second quarter of 2022, discontinued operations (representing the activities from Osisko Development) provided $77.3 million in net cash flows, including $210.2 million provided by financing cash flows, partially offset by $97.7 million used by investing activities and $35.2 million used by operating cash flows. Cash provided by financing activities were related to a bought deal private placement completed by Osisko Development. Cash used by investing activities was related to investments in mining assets, plant and equipment (including the acquisition of Tintic) as well as disbursements of $13.4 million in reclamation deposits for environmental rehabilitation related to the Cariboo gold project

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

In the first half quarter of 2022, discontinued operations (representing the activities from Osisko Development) provided $100.8 million in net cash flows, including $247.4 million provided by financing cash flows, partially offset by $94.4 million used by investing activities and $52.1 million used by operating cash flows. Cash provided by financing activities were related to a bought deal private placement completed by Osisko Development. Cash used by investing activities was related to investments in mining assets, plant and equipment (including the acquisition of Tintic as well as disbursements of $13.4 million in reclamation deposits for environmental rehabilitation related to the Cariboo gold project

2023 Guidance

Osisko expects GEOs earned to reach 95,000 to 105,000 in 2023 at an average cash margin of 93%.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on the analyst consensus forecast and a gold/silver price ratio of 80:1. The 2023 guidance assumed the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs(2)	24,465	23,111	25,023	23,850	22,243	18,251	19,830	20,032
Cash	70,033	119,084	90,548	300,542	449,283	449,450	115,698	151,945
Total assets	2,191,128	2,008,740	1,996,301	2,135,607	2,923,434	2,892,715	2,370,622	2,390,325
Total long-term debt	319,650	134,370	147,950	298,232	305,236	414,361	410,435	405,306
Equity	1,748,097	1,759,062	1,737,211	1,727,376	2,375,745	2,086,419	1,780,061	1,811,600
Revenues (3)	60,500	59,587	61,914	53,661	51,545	50,689	50,673	50,035
Net cash flows from operating activities (3)	47,392	45,450	48,524	51,067	34,965	40,507	35,061	44,080
Impairment of assets, net of income taxes (3)	21,227	271	3,000	275	384	520	(650)	-
Net earnings (3)	17,961	20,848	22,408	28,014	18,059	16,804	21,230	25,590
Basic and diluted net earnings per share (3)	0.10	0.11	0.12	0.15	0.11	0.10	0.13	0.15
Weighted average shares outstanding (000's)
- Basic	185,302	184,719	184,265	184,839	185,316	166,926	166,807	167,924
- Diluted	186,267	185,443	184,682	185,850	185,630	167,278	167,073	168,220
Share price - TSX - closing	20.36	21.36	16.32	14.07	12.98	16.49	15.48	14.23
Share price - NYSE - closing	15.10	15.82	12.07	10.10	10.10	13.19	12.25	11.23
Price of gold (average US$)	1,976	1,890	1,727	1,729	1,871	1,877	1,796	1,794
Closing exchange rate(4) (US$/Can$)	1.3428	1.3533	1.3544	1.3707	1.2886	1.2496	1.2678	1.2741

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022 and for the year 2021.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Basis of Presentation section of this MD&A for more details). The figures presented are for the continuing operations only.

(4) Bank of Canada Daily Rate.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for US$150.0 million and common shares in Metals Acquisition, who acquired the CSA mine, for US$40.0 million. The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility. During the first quarter of 2023, Osisko repaid $15.0 million on its revolving credit facility ($13.5 million, net of discount on banker's acceptances).

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its credit facility for the balance. During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Segment Disclosure

The Chief Executive Officer, (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	77,401	725	89	286	-	78,501
Streams	18,425	18,265	-	-	4,896	41,586

	95,826	18,990	89	286	4,896	120,087

2022

Royalties	67,378	658	61	1,475	-	69,572
Streams	17,496	9,587	739	-	4,840	32,662

	84,874	10,245	800	1,475	4,840	102,234

	(i) 91% of North America's revenues are generated from Canada during the six months ended June 30, 2023 (93% during the six months ended June 30, 2022).

For the six months ended June 30, 2023, three royalty/stream interests generated revenues of $74.9 million ($63.0 million for the six months ended June 30, 2022), which represented 62% of revenues (62% of revenues for the six months ended June 30, 2022), including one royalty interest that generated revenues of $43.3 million ($39.2 million for the six months ended June 30, 2022).

For the six months ended June 30, 2023, revenues generated from precious metals and diamonds represented 88% and 11% of revenues, respectively (84% and 14% of revenues for the six months ended June 30, 2022).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2023

Royalties	649,977	157,057	11,042	24,252	-	14,868	857,196
Streams	230,699	167,644	198,600	-	29,525	48,256	674,724
Offtakes	-	-	9,357	-	4,904	-	14,261

	880,676	324,701	218,999	24,252	34,429	63,124	1,546,181

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

	(i) 81% of North America's net interests are located in Canada as at June 30, 2023 (81% as at December 31, 2022).

Related Party Transactions

As at June 30, 2023, notes receivables from associates of $20.7 million ($30.9 million as at December 31, 2022) are included in short-term investments and other investments on the consolidated balance sheet and interest receivable from associates of $0.1 million is included in amounts receivable ($5.2 million as at December 31, 2022). As of June 30, 2023, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at June 30, 2023, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Stream and offtake purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals, copper and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Other	Gold	Silver	Other
Amulsar stream(1),(9)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019

Amulsar offtake(2),(9)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019

Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021

CSA streams(4)		100%	2.25 - 4.875% (Copper)		4%	4%	Life of mine	June 2023

Gibraltar stream(5)		87.5%			nil		Life of mine	March 2018 Amended June 2023

Mantos Blancos stream(6)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019

Renard stream			9.6% (Diamonds)			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018

San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020

Sasa stream(7)		100%			$6.21		40 years	November 2015

Tintic stream(8)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

(5) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% thereafter. As of  June 30, 2023, a total of 1.2 million ounces of silver have been delivered under the stream agreement.

(6) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of June 30, 2023, a total of 4.3 million ounces of silver have been delivered under the stream agreement.

(7) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(8) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% steam on all metals produced.

(9) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of August 9, 2023, 185,123,048 common shares and 3,280,219 share options were issued and outstanding.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Subsequent Events to June 30, 2023

Dividends

On August 9, 2023, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on October 16, 2023 to shareholders of record as of the close of business on September 29, 2023.

Costa Fuego Project

On July 24, 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego Copper-Gold Project in Chile, for total cash consideration of US$15.0 million. Osisko has granted Hot Chili an option to buy down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction close. The buydown option reduces the copper and gold royalties by 0.5% respectively (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. Hot Chili has granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international actions cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein.

On September 30, 2022, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the consolidated financial statements of Osisko for the years ended December 31, 2022 and 2021 for more details.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Significant accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021 and in the interim unaudited consolidated financial statements for the three and six months ended June 30, 2023, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings from continuing operations, adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	17,961	18,059	38,809	34,863

Adjustments:
Impairment of royalty interests	6,629	-	6,629	-
Expected credit loss on other investments	19,860	384	20,131	904
Foreign exchange loss (gain)	9	(7,593)	25	(8,469)
Unrealized net loss on investments	4,066	5,574	1,969	11,414
Share of (income) loss of associates	(19,167)	1,078	(13,022)	(1,526)
Deferred income tax expense	3,270	8,214	10,730	13,373

Adjusted earnings	32,628	25,716	65,271	50,559

Weighted average number of common shares outstanding (000's)	185,302	185,316	184,990	176,182

Adjusted earnings per basic share	0.18	0.14	0.35	0.29

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions.  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status.  The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2023 - Second Quarter Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Sean Roosen, Chair	Paul Martin, Interim Chief Executive Officer
Joanne Ferstman, Lead Director	Guy Desharnais, Vice President, Project Evaluation
The Hon. John R. Baird	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Robert Krcmarov	Grant Moenting, Vice President, Capital Markets
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Norman MacDonald	Financial Officer
Candace MacGibbon	Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP